UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku
Tokyo, 104-0028, Japan

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Departure of Chief Financial Officer and Appointment of Certain Officers

On November 17, 2023, Pixie Dust Technologies, Inc. (the “Company”) announced that Yoshiyuki Sekine resigned as a director and the Chief Financial Officer of the Company, with immediate effect. Mr. Sekine’s decision to resign was not the result of any dispute or disagreement with the Company on any matter relating to the Company’s operation, policies (including accounting or financial policies) or practices. In connection with Mr. Sekine’s resignation, the Company’s Board of Directors appointed Mamoru Miwa to serve as the Company’s Chief Financial Officer (the “CFO”) and Nobuhiro Takagi to serve as the Company’s Chief Accounting Officer (the “CAO”), effective as of November 17, 2023.

Mr. Miwa, age 38, has been responsible for the Company’s investor and shareholder relationships since August 2021 and served as a project manager for the Company’s recent initial public offering and Nasdaq listing. Mr. Miwa has over a decade of accounting experience, and prior to joining the Company, he served as an audit manager at Deloitte Touche Tohmatsu LLC, Tokyo. Mr. Miwa graduated from Keio University in Tokyo, Japan in March 2008.

Mr. Takagi, age 44, has served as the controller of the Company since November 2020. Prior to joining the Company, Mr. Takagi served as an audit manager at KPMG AZSA LLC, Tokyo, from July 2017 to September 2020. Mr. Takagi graduated from Keio University in Tokyo, Japan in March 2003.

Mr. Miwa and Mr. Takagi have no family relationships with any director or executive officer of the Company. There are no related party transactions between the Company and Mr. Miwa or Mr. Takagi that are required to be reported.

Issuance of Press Release

On November 17, 2023, the Company issued a press release announcing its financial results for the fiscal year ended April 30, 2023.

The press release furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, as amended, except to the extent specifically provided in such a filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release of the Company, dated November 17, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 17, 2023	Pixie Dust Technologies, Inc.

	By:	/s/ Yoichi Ochiai
		Name:	Yoichi Ochiai
		Title:	Chief Executive Officer

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